UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 4

PHARMANET DEVELOPMENT GROUP, INC.

(Name of Subject Company)

PHARMANET DEVELOPMENT GROUP, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share, and associated Preferred Share Purchase Rights

(Title of Class of Securities)

717148100

(CUSIP Number of Class of Securities)

Jeffrey P. McMullen

Chief Executive Officer

PharmaNet Development Group, Inc.

504 Carnegie Center

Princeton, New Jersey 08540

(609) 951-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Denis Segota

Emilio Ragosa

Morgan, Lewis & Bockius LLP

502 Carnegie Center

Princeton, New Jersey 08540

(609) 919-6633

and

Charles M. Nathan

David Kurzweil

Latham & Watkins LLP

885 Third Avenue

New York, New York  10022

(212) 906-1200

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission on February 12, 2009 (as amended from time to time, the “Schedule 14D-9”) by PharmaNet Development Group, Inc., a Delaware corporation (“PharmaNet”).   The Schedule 14D-9 relates to the tender offer which was commenced by PDGI Acquisition Corp., a Delaware corporation (“Purchaser”), to purchase all outstanding shares of common stock, par value $0.001 per share of PharmaNet, and the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.10 per share, of PharmaNet (collectively, the “Shares”), at a price of $5.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.  The Offer was made in connection with the Agreement and Plan of Merger, dated as of February 3, 2009 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among JLL PharmaNet Holdings, LLC, a Delaware limited liability company and Purchaser’s sole stockholder, Purchaser and PharmaNet, a copy of which is attached as Exhibit (e)(1) to the Schedule 14D-9.

     The information in this Amendment No. 4 is incorporated by reference to all of the applicable items in the Schedule 14D-9, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 4.

     You should read this Amendment No. 4 together with the Schedule 14D-9. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

Item 4, “Background and Reasons for the Recommendation” is hereby amended and supplemented by adding the following:

On page 13 of the Schedule 14D-9, the last sentence of the paragraph beginning “The PDGI Board met on August 20, 2008…” is replaced with the following:

“There was also discussion regarding the Company’s current financial situation and various potential options to refinance the Notes.  These options included: (i) the issuance of new convertible notes with the proceeds of such issuance to be used to complete a public tender offer for the Notes, (ii) the private exchange of the Notes for new notes with modified terms and conditions, (iii) the issuance of new convertible notes and/or equity securities, with the proceeds of such issuance to be used to complete a public tender offer for the Notes, (iv) the sale of Company securities to one or more private investors, with the proceeds of such sale to be used to purchase the Notes, and (v) a public cash tender offer for the Notes funded by privately placed debt.  The PDGI Board authorized the Company to pursue the Proposed Securities Offering.”

On page 14 of the Schedule 14D-9, the fourth sentence of the paragraph beginning “On September 23, 2008, the PDGI Board met with…” is replaced with the following:

“Given the current state of the markets and the Company’s recent business performance, the PDGI Board determined that the Company was not able to consummate the Proposed Securities Offering and, therefore, was unable to refinance the Notes on satisfactory terms.”

On page 16 of the Schedule 14D-9, the following is inserted as a new paragraph immediately before the paragraph beginning “On October 24, 2008, the Committee met telephonically…”:

“On October 22, 2008, the Committee met telephonically with PDGI senior management, the Second Investment Bank, Latham and Morgan Lewis.  The Committee discussed the proposed transactions to refinance the Notes, including open market purchases of the Notes, a public cash tender offer for the Notes funded by privately placed debt, a public cash tender offer for the Notes funded by a privately placed equity offering and/or a registered equity offering or rights offering and a public offer to exchange the Notes for new convertible notes and cash.  The review of the advantages and disadvantages to each proposed transaction included the ability of the transaction to address the entire liability associated with the Notes, whether such transaction would result in equity ownership in the Company, recent valuations of the CRO industry, potential execution risk, timing, financing costs and the potential need for a stockholder vote.”

On page 17 of the Schedule 14D-9, the third sentence of the paragraph beginning “On November 10, 2008, the PDGI Board met with…” is replaced with the following:

“Following management’s discussion, UBS updated the PDGI Board on the Company’s current financial condition and its current trading price relative to its peers and provided an overview of the CRO industry.  UBS also updated the PDGI Board on potential strategic alternatives being considered by the Company, including the proposed Exchange Offer, JLL’s indication of interest for an equity investment in the Company and a potential sale of the Company.  With respect to a potential sale of the Company, possible private equity partners and strategic bidders that might have an interest in a transaction with the Company were discussed.  Factors taken into account with respect to potential private equity bidders and strategic bidders were, among other things, fund size and pharmaceutical services experience in the case of potential private equity bidders and, in the case of potential strategic bidders, such strategic bidders’ market equity value and potential ability to refinance or repay the Notes and whether such strategic bidders would be interested in acquiring the entire Company, the early stage business or the late stage business.”

On page 19 of the Schedule 14D-9, the second sentence in the paragraph beginning “On December 5, 2008, the PDGI Board met with…” is replaced with the following:

“The PDGI Board began the meeting by discussing the current status of the Exchange Offer, discussions with the Objecting Noteholder and the Majority Noteholders, the potential sale of the Company and the Company’s current financial condition and performance.”

On page 20 of the Schedule 14D-9, in the carryover paragraph beginning “On December 5, 2008, the PDGI Board met with…”  the following is added after the sentence “UBS informed the PDGI Board that nine potential private equity partners (prior to December 5, 2008 one private equity partner declined to participate in the process) and two potential strategic acquirers (prior to December 5, 2008 one strategic acquirer declined to participate in the process, and after December 5, 2008 one additional strategic acquirer joined the process) had been contacted between November 26, 2008 and December 2, 2008.”

“The bidders that had been contacted were selected taking into account, among other factors, fund size and pharmaceutical services experience in the case of potential private equity bidders and, in the case of potential strategic bidders, such strategic bidders’ market equity value and potential ability to refinance or repay the Notes and whether such strategic bidders would be interested in acquiring the entire Company, the early stage business or the late stage business.”

On page 21 of the Schedule 14D-9, the following is added as the last sentence to the paragraph beginning “On December 16, 2008, the Objecting Noteholder, on behalf…”:

“The first indication of interest ranged from $2.00 per Share to $3.00 per Share.  The second indication of interest, received from JLL, ranged from $1.75 per Share to $2.50 per Share.  The third indication of interest ranged from $3.50 per Share to $4.50 per Share.  The fourth indication of interest was for $2.00 per Share.  The fifth indication of interest ranged from $3.50 per Share to $4.50 per Share.  The sixth indication of interest, received from Firm A, did not provide a range of pricing information.”

ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Item 5, “Persons/Assets, Retained, Employed, Compensated or Used” is hereby amended and supplemented by adding the following:

On page 29 of the Schedule 14D-9, the second sentence of the paragraph beginning “The Company engaged UBS to act…” is replaced with the following sentence:

“Under the terms of the UBS engagement, the Company agreed to pay UBS a customary fee for its financial advisory services, a significant portion of which is contingent upon consummation of a sale transaction.  UBS’ aggregate fee is currently estimated to be approximately $5.3 million, a portion of which was payable in connection with the execution of the Merger Agreement and approximately $4.0 million of which is contingent upon consummation of the Offer.”

ITEM 8.	ADDITIONAL INFORMATION

Item 8 is hereby amended and supplemented by adding the following under “Litigation”:

                On March 5, 2009, the parties to the Mendez and Kancler actions entered into a Memorandum of Understanding (the "Memorandum of Understanding"), setting forth the terms and conditions for settlement of each of the actions. The parties agreed that, after arm's length discussions between and among the parties, PharmaNet will provide additional supplemental disclosures to its Schedule 14D-9.  In exchange, following confirmatory discovery, the parties will attempt in good faith to agree to a stipulation of settlement and, upon court approval of that stipulation, the plaintiffs will dismiss each of the other above-referenced actions with prejudice, and all defendants will be released from any claims arising out of the Merger including any claims for breach of fiduciary duty or aiding and abetting breach of fiduciary duty.  The defendants have agreed not to oppose any fee and expense application by plaintiffs’ counsel that does not exceed $180,000 in the aggregate.

                Defendants are confident that plaintiffs' claims are wholly without merit and continue to deny that any of them has committed or aided and abetted in the commission of any violation of law of any kind or engaged in any of the wrongful acts alleged in the above-referenced actions.  Each defendant expressly maintains that it has diligently and scrupulously complied with its legal duties, and has entered into the Memorandum of Understanding solely to eliminate the uncertainty, burden and expense of further litigation.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2009	PHARMANET DEVELOPMENT GROUP, INC.
By:
/s/ John P. Hamill
	Name:	John P. Hamill
	Title:	EVP and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated February 12, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Purchaser on February 12, 2009 (the “Schedule TO”)).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)

Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder*
(a)(2)	Letter to Stockholders from the Chief Executive Officer of the Company, dated February 12, 2009.*
(a)(5)(A)	Summary Advertisement published in the Wall Street Journal on February 12, 2009 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO).
(a)(5)(B)

Joint Press Release, dated February 3, 2009, of the Company and Parent regarding execution of the Agreement and Plan of Merger (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on form 8-K filed on February 3, 2009).

(a)(5)(C)	Joint Press Release, dated February 12, 2009 of PharmaNet and Parent (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).
(e)(1)

Agreement and Plan of Merger, dated as of February 3, 2009, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on February 3, 2009).

(e)(2)(A)

Amended and Restated Employment Agreement, dated as of December 16, 2008, effective as of December 31, 2008, by and between the Registrant and Jeffrey P. McMullen (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K which was filed on February 11, 2009).

(e)(2)(B)

Amended and Restated Employment Agreement, dated as of December 31, 2008, by and between the Registrant and John P. Hamill (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K which was filed on February 11, 2009).

(e)(2)(C)

Amended and Restated Employment Agreement, dated as of December 31, 2008, by and between the Registrant and Thomas J. Newman, M.D. (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K which was filed on February 11, 2009).

(e)(2)(D)

Amended and Restated Employment Agreement, dated as of December 31, 2008, by and between the Registrant and Mark Di Ianni (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K which was filed on February 11, 2009).

(e)(2)(E)

Amended and Restated Employment Agreement, dated as of December 31, 2008, by and between the Registrant and Robin C. Sheldrick (incorporated by reference to Exhibit 10.5 to the Company’s Form 8-K which was filed on February 11, 2009).

(e)(3)	Confidentiality Agreement, dated as of December 1, 2008, by and between the Company and JLL Partners, Inc.*
(g)(3)	Section 262 of the Delaware General Corporation Law*
(g)(4)	Memorandum to All Employees Holding Options or Restricted Stock Units Under the PharmaNet Stock Plans*
(g)(5)	Memorandum to All Employees Holding Shares Purchased Under the ESPP*
(g)(6)	Memorandum to Holders of Restricted Stock Units Which Vest on March 4, 2009*

*  Previously filed with the Schedule 14D-9, as amended.